

March 25, 2021

Matthew R. Krna
Chief Executive Officer and Director
Alpha Partners Technology Merger Corp.
One Penn Plaza
36th Floor
New York, NY 10119

       **Re: Alpha Partners Technology Merger Corp.**
           **Amendment No. 2 to Registration Statement on Form S-1**
           **Filed March 22, 2021**
           **Amendment No. 1 to Registration Statement on Form S-1**
           **Filed March 15, 2021**
           **File No. 333-253221**

Dear Mr. Krna :

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Summary
The Offering
Exercise Period, page 17

1.    We note you disclose here and elsewhere in the prospectus that the warrants will become exercisable 30 days after the completion of your initial business combination. However, your Form of Unit filed as Exhibit 4.1 and Section 3.2 of your Form of Warrant Agreement state that each warrant will become exercisable on the later of (i) 30 days after your business combination and (ii) 12 months from the closing of this offering. Please

advise or revise.

Directed Unit Program, page 19

2.    We note you disclose here and elsewhere that the underwriters have reserved for sale, at the initial public offering price, up to 4.9% of the units offered in this offering (assuming no exercise of the underwriters' over-allotment option) in a directed unit program to certain individuals associated with you and your directors and management team. Please file a revised form of underwriting agreement that reflects the terms of such program or tell us why you do not intend to do so.

Expression of Interest, page 25

3.    Please revise to disclose the percentage of public shares needed to approve an acquisition if the sponsor member and anchor investors purchase the maximum amount of units in the offering and vote them in favor of a transaction. Additionally, please disclose the percentage needed assuming only the minimum number of stockholders required to be present at the stockholders' meeting held to approve the initial business combination are present at the meeting.

General

4.    We note that you are registering the shares of Class A ordinary shares underlying the redeemable warrants included as part of the units. However, we note also your disclosure on page 56 that you are not registering the Class A ordinary shares issuable upon exercise of the redeemable warrants. Please advise or revise.

You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Karina Dorin at (202) 551- 3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Derek Dostal